                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        Air Products and Chemicals, Inc.
                                (Name of Issuer)

                      Common Stock, Par Value $1 Per Share
                         (Title of Class of Securities)

                                  210 00915810
                                 (CUSIP Number)


Sandy S. McKenna                                 W. Douglas Brown
First Vice President                             Vice President, General Counsel
Mellon Bank (DE)                                 and Secretary
  National Association                           Air Products and Chemicals, Inc
919 North Market Street                          7201 Hamilton Boulevard
Suite 200                                        Allentown, PA  18195-1501
Wilmington, DE  19001                            (610) 481-7350
(302) 654-9393

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 31, 2001
            (Date of Event which requires Filings of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                 (Page 1 of 3)
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CUSIP NO. 210 00915810

    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Mellon Bank (DE) National Association, as Trustee under Air Products and Chemicals, Inc. Flexible Employee Benefits Trust

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [ ]
           Not Applicable

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           SC, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                         7      SOLE VOTING POWER

NUMBER OF                       0
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        11,239,755
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                         10     SHARED DISPOSITIVE POWER

                                11,239,755

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,239,755 shares

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.6%
    14       TYPE OF REPORTING PERSON

             BK, EP

                                  (Page 2 of 3)
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CUSIP NO. 210 00915810



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MELLON BANK (DE) NATIONAL ASSOCIATION, as
                              Trustee under the Air Products and Chemicals, Inc. Flexible Employee Benefits Trust Agreement



                              By:        /s/ Sandy S. McKenna
                              Name:      Sandy S. McKenna
                              Title:     First Vice President

Dated: January 25, 2002

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